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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                    Press Release issued on October 9,  2001
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         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                           Form 40-F    X
         -----                                 -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.    Press Release dated October 9, 2001 (# 30/01)

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                              [QUEBECOR WORLD LOGO]


                                                                OCTOBER 9, 2001

FOR IMMEDIATE RELEASE                                               Page 1 of 2


           QUEBECOR WORLD INC. ADJUSTS EARNINGS GUIDANCE AND WILL TAKE
                             SPECIAL CHARGES IN Q4


MONTREAL, CANADA -- Quebecor World today revised its earnings outlook for the third quarter 2001 based on already weak markets that have been further disrupted by the September 11th terrorist attacks in the United States.

The Company will continue to deliver double-digit operating income margins but is reducing guidance for Q3 earnings per share on a fully diluted basis by approximately 15%. Quebecor World expects Q3 diluted EPS to be in the range of $0.45 to $0.50 compared to $0.58 for the same period last year. For the full year, the Company is reducing guidance to between $1.55 and $1.65 per share.

The revised estimates principally result from the slowing demand for printed products, particularly in the United States and Europe because of an overall economic slowdown and a significant drop in advertising spending. This has been exacerbated by the tragic events in New York and Washington.

"Although printing has historically proven to be recession resistant we are not immune to the economic consequences of these horrific acts, especially when typically 50% of our net income is earned in the last four months of the year," said Charles G. Cavell, President and CEO of Quebecor World Inc. "We will aggressively protect our industry leading margins on the work available to us and management will be pro-active in reducing costs and increasing efficiencies in this period of reduced volume."

As a result of the unprecedented negative market conditions and the poor economic outlook, management is taking this opportunity to set the stage for more extensive and aggressive cost controls and operational improvements across its global platform. The Company is currently analyzing the extent of special restructuring and other charges to be recognized in Q4. The initial estimate is approximately $225 million pre-tax, representing approximately 5% of the consolidated asset base, with a cash component of approximately $100 million. Most of the cash costs relate to plant closures, severance from workforce reduction, real estate and other commitments.

It is anticipated that the restructuring plans to be implemented will result in the closing of 7 facilities out of 160 facilities globally and the elimination of 6% of our workforce. The Company expects these actions, once fully implemented, to represent an annualized pre-tax earnings improvement of approximately $45 million.

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"We learned a great deal about the effective use of scale during the process of integrating the Quebecor Printing and World Color printing platforms in America over the past two years," said Mr. Cavell. "We will apply those lessons during this exercise to realize even greater efficiencies. The redeployment of assets into larger and more efficient facilities will have the added benefit of reducing fixed costs while retaining production capacity to be available when the economy rebounds."

"Quebecor World has faced tough times before and come out stronger," added Mr. Cavell. "I am confident our product mix, geographic diversification, employee base and strong management team make us uniquely positioned to continue our historic strong compound annual growth rate when demand and market conditions improve. These continuing cost and operational initiatives will better serve our customers and improve returns for our shareholders."

Quebecor World continues to focus on strengthening its balance sheet in this environment. Management will provide details of its special charge and more detailed guidance for the fourth quarter and preliminary guidance for the year 2002 during its third quarter conference call on October 30, 2001.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Belgium, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.



           By:       /s/ Marie D. Hlavaty
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           Name:            Marie D. Hlavaty
           Title:           Vice President, General Counsel & Secretary



Date: October 9, 2001